EXHIBIT 99.1

February 19, 2026

AVINO PROVIDES 2026 OUTLOOK AND HIGHLIGHTS KEY 2025 MILESTONES

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, is pleased to share the outlook for 2026 alongside a summary of its key milestones achieved for 2025.

“Strong operating results at the Avino Mine, accelerated development at La Preciosa delivering additional tonnage in the fourth quarter of 2025, and strong financial performance positioned the Company for a highly successful 2026.” stated David Wolfin, President and CEO. “In 2025, the Company achieved several key milestones, including fast-tracking La Preciosa following permit approval and securing 100% ownership through the acquisition of outstanding royalties and contingent payments, which further strengthened its cost profile. In addition, drill results reported in 2025 from La Preciosa exceeded expectations, with intercept grades significantly higher than those outlined in its current mineral resource. The Company’s operational and financial performance was also reflected in the capital markets, with Avino ranking #5 in the TSX30 and being included in several ETFs, further expanding its investor visibility and market presence. As the Company enters 2026, it does so from a position of strength, supported by strong operational execution, improving cost structure, growing capital markets visibility, and a more favourable silver price environment compared to 2025.”

2026 OUTLOOK

Key Operational and Strategic Priorities

•	Increased Development Rate at La Preciosa – Change in planned mining method
•	Increased Production at La Preciosa – A goal of 500 tonnes per day forecasted for H2 2026
•	Execute a 30,000-metre drilling program –15,000 metres at the Avino Mine and 15,000 metres at La Preciosa
•	Update Mineral Resource Estimate including an inaugural Mineral Reserve Estimate – H1 2026
•	Utilize AI (Artificial Intelligence) - For integration of all data for resource/reserve expansion and new exploration discoveries
•	Investing in Mill Equipment Upgrades – Focused on improving recovery rates

La Preciosa Development

As a result of identifying wider veins in the infill drilling campaign and development work completed in 2025, the Company has modified the planned mining method from shrinkage stoping, which is a narrow-vein style of mining, to wider-vein methods of longhole sub-level caving. This change in mining method will allow for higher mining rates at lower cost in the medium to long-term at La Preciosa, in anticipation of higher throughput. As a result, more development material will be processed through the Avino mill, followed by a transition from development mining to production mining later in 2026.

February 19, 2026 - Avino Silver & Gold Mines Ltd

Avino Provides 2026 Outlook and Highlights Key 2025 Milestones

Strong Balance Sheet

Avino has the strongest balance sheet in Company history and remains debt-free, excluding operating equipment leases, demonstrating our disciplined capital allocation approach throughout 2025. With a strong balance sheet and a robust working capital position, the Company is well positioned to support its transformational growth plan.

Production & Cost Guidance

For 2026, the Company plans to process between 725,000 to 750,000 tonnes of material through the mill, sourced from both the Avino Mine and La Preciosa. Development at La Preciosa, expanded underground access, and a planned transition in mining methodology will temporarily shift mill feed timing. In 2026, the Company will focus on development and optimization, aligning its processing circuits to support growth of La Preciosa.

The Company anticipates producing between 1.0 to 1.2 million ounces (“oz”) of silver, 5.0 to 7.0 thousand oz of gold and 6.0 to 7.5 million pounds (“lb”) of copper as per the Company’s 2026 budget, with production for all three metals being similar to 2025 actual production. Based on the Company’s 2026 metal price assumptions and an increase in silver price in relation to gold and copper, silver equivalent production is expected to decrease as a result of the metals price ratios, and is forecasted to be in the range of 2.4 to 2.7 million silver equivalent oz (“AgEq”), even though production for silver and gold remains constant, and copper production is expected to increase. Our guidance for silver production has been reduced from our 5-year plan due to the planned additional development at La Preciosa, where the transition from development mining to production mining will commence later in 2026 than originally anticipated. This increased development is fully funded from the Company’s current cash and is expected to provide growth in both silver production and silver equivalent production in 2027. The Company remains on track for the previously issued long-term growth plan.

Operating Cost Budget:

		Avino Mine	La Preciosa Development Material*	Consolidated
Direct operating costs per tonne	$/t	$55.00 – 65.00	$105.00 - $120.00	$65.00 – 75.00
All-in sustaining costs (“AISC”) per tonne[2]	$/t	$70.00 – 80.00	$120.00 - $135.00	$80.00 – 90.00
Cash costs per payable AgEq oz2	$/AgEq oz	$18.00 – 20.00	$24.00 – 28.00	$19.00 – 21.00
AISC per payable AgEq oz2	$/AgEq oz	$24.00 – 26.00	$30.00 – 34.00	$25.00 – 27.00

*Guidance for La Preciosa is reflective of the Company’s processing of development ore at the Avino processing facility. La Preciosa has not entered into commercial production and these estimates are not reflective of the long-term outlook for La Preciosa. The Company expects to provide revised guidance once production mining has commenced.

Impact on Silver Price to Guidance

For 2026, the Company will provide cost guidance using a gold-to-silver ratio of 80:1 and a copper-to-silver ratio of 1:232, as well as a foreign currency assumption for MXN:USD of 18.75:1.

The Company is projecting its 2026 consolidated AISC2 to be between $25.00 and $27.00 per payable AgEq oz. Although higher silver prices improve overall economics of the operations, the lower equivalent ratios for all three metals used in reporting has reduced the number of silver equivalent ounces over which costs are allocated. As a result, our cash costs and AISC per AgEq oz appear higher than recent years results. These higher costs are more than offset by significantly increased expected revenues for silver ounce sales.

February 19, 2026 - Avino Silver & Gold Mines Ltd

Avino Provides 2026 Outlook and Highlights Key 2025 Milestones

Applying the Company’s 2025 AgEq ratios to 2026 projected costs per AgEq would guide for cash costs and AISC of approximately $16.00 to $18.00 and $22.00 to $24.00, respectively.

Capital Budget:

	Sustaining ($M)	Growth ($M)	Consolidated ($M)
Capital Equipment	6 - 8	3 - 4	9 - 12
Underground Mine Development	1 - 2	5 - 6	6 - 8
Exploration	-	5 - 6	5 - 6
Total Capital Budget	$7 – $10	$13 – $16	$20 – $26

Growth Capital

The Company’s budgeted growth capital for 2026 includes expenditures at the Avino Mine and La Preciosa. Growth capital includes underground mining equipment, mine development and surface works, as well as deeper mine development below the bottom of the current mining operation at Avino, along with mill and processing upgrades.

Exploration

Avino Mine

At the Avino Mine, the exploration budget will include 15,000 metres of drilling and will be focused on under explored veins on the property. Additional regional exploration has been budgeted for several targets. Total exploration expenditures at Avino are budgeted between $2 million and $3 million for 2026.

La Preciosa

At La Preciosa, 15,000 metres of drilling has been budgeted on the property. The focus will be on under explored areas including infill and extension drilling between La Gloria and Abundancia.  Total exploration expenditures for La Preciosa are budgeted between $2 million and $3 million for 2026.

Sustaining Capital & Mine Development

At the Avino Mine, budgeted sustaining capital includes maintenance and replacement of existing underground mining equipment. Mine development includes a combination of ramp development below the current deepest underground level (Level 17), as well as further development within the current underground mining operations.

2025 – MILESTONES & ACHIEVEMENTS

RECORD FINANCIAL PERMFORMANCE

The Company achieved record financial results for 2025, with strong performance across all quarters, demonstrating the strength and consistency of its operations.

February 19, 2026 - Avino Silver & Gold Mines Ltd

Avino Provides 2026 Outlook and Highlights Key 2025 Milestones

AVINO MINE

Achieved Production Estimates: Guidance Delivered: The full year 2025 production results were 1,157,828 silver oz, 7,621 gold oz and 5,667,996 copper lbs for a total of 2.6 million AgEq1 oz. Full year production results were within our production estimated guidance of 2.5 to 2.8 million silver equivalent ounces. The full Q4 and Full Year Production results were released on January 22, 2026 and can be viewed here.

Silver Production Increased 22%: In Q4 2025 the total silver production increased 22% over Q4 2024 due. The increase was driven by development production from La Preciosa, which contributed 48,244 silver oz, as well as 6% higher silver production from the Avino Mine.

Elevated Mill Throughput: In Q4 2025, the Avino mill achieved 4% higher mill throughput versus Q4 2024, totalling 189,338 tonnes of material. These throughput levels have been consistent throughout 2025 and were a result of upgrades and automation enhancements made by our operations and maintenance teams, resulting in significant improvements in mill availability. The Company processed 736,935 tonnes in 2025, a 14% increase compared to 2024.

Health and Safety Performance Improvements: For 2025, the Company achieved a reduction in Lost Time Incident Frequency Rate (“LTIFR”) of 27% to 3.55 per 1,000,000 hours worked compared to 2024. Total reportable lost time incident rate also decreased to 0.07, down over 30% from 2024.

LA PRECIOSA

Following the receipt of all required mining permits in early January 2025, development at La Preciosa advanced rapidly, with the first blast completed in April 2025. A drill program targeting the La Gloria and Abundancia veins was initiated to further refine the geological understanding of the deposit, and results to date have returned excellent grades, significantly exceeding the average grades outlined in the current mineral resource. Both the Gloria and Abundancia veins have been intersected from the San Fernando ramp, which continues to advance on 4 faces, while ramping down to the next level.  In the fourth quarter, La Preciosa contributed nearly 12,000 tonnes of mill feed.

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

Earnings Announcement Date

The Company’s FY2025 financial statements and results are scheduled to be released after the market closes on March 10, 2026.

A conference call to discuss the Company’s Q4 and Year End 2025 operational and financial results will be held on Wednesday, March 11, 2026, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q4 and Year End 2025 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062

•	International: +1 973-528-0011

•	Participant Access Code: 314809

February 19, 2026 - Avino Silver & Gold Mines Ltd

Avino Provides 2026 Outlook and Highlights Key 2025 Milestones

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023, and can be viewed within Avino’s latest technical report dated February 5, 2024 for the Pre-feasibility Study and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources”, “proven mineral reserves”, or “probable mineral reserves” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

February 19, 2026 - Avino Silver & Gold Mines Ltd

Avino Provides 2026 Outlook and Highlights Key 2025 Milestones

Footnotes:

1.

In Q4 2025 and FY 2025, silver equivalent or “AgEq” was calculated using metal prices of $30.00 per oz Ag, $2,600 per oz Au and $4.17 per lb Cu. In Q4 2024, AgEq was calculated using $31.34 per oz Ag, $2,662 per oz Au and $4.17 per lb Cu. For FY 2024, AgEq was calculated using metal prices of $28.24 per oz Ag, $2,387 per oz Au and $4.15 per lb Cu. Calculated figures may not add up due to rounding.

2.

Non-GAAP Financial Measures: This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce and all-in sustaining cost (or “AISC”) per silver equivalent ounce. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference herein.